 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company") dated May 9, 2011 containing the Company's dividend and earnings information for the first quarter of 2011.

The section of this Report on Form 6-K containing the Company's condensed statements of operation, condensed balance sheets and condensed statements of cash flow is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 12, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping's 1Q2011 Report. The Company Announces Dividend for the 55th Consecutive Quarter.  Dividend and Earnings Improved in the First Quarter of 2011.

Hamilton, Bermuda, May 9, 2011

Nordic American Tanker Shipping Ltd. ("NAT" or "the Company") today announced that the Company has declared a dividend of $0.30 per share for 1Q2011, compared to $0.25 for 4Q2010. Earnings were higher in 1Q2011 than in 4Q2010 and operating cash flow[2] in 1Q2011 was substantially better than the preceding quarter. The relative position of the Company also improved in 1Q2011 compared with some other listed tanker companies which do not have the same financial strength and are consequently unable to keep up or increase their dividend payments in the weak market that we had during 1Q2011. By contrast, NAT has a strong balance sheet and we are committed to protecting our underlying earnings and dividend potential.  Our results show the strength of the NAT model as we are in a position to increase the dividend even in a relatively weak market.

The Company will pay the dividend on or about June 1, 2011 to shareholders of record as of May 18, 2011. After the first three vessels were delivered in the autumn 1997, NAT has paid a quarterly dividend for 55 consecutive quarters, including the dividend for 1Q2011. The total dividend payment over this period amounts to $42.14 per share.

During the first quarter of 2011, 16 vessels in our fleet were trading, compared to 15 vessels in 4Q2010. The Company expects to phase in three more ships during the rest of 2011, bringing the total to 19 trading vessels, thus bolstering our earnings and dividend capacity.  The Company remains committed to its strategy of dividend accretive growth through acquisitions and a strong balance sheet. This financial position of NAT is particularly important in a soft market when some tanker companies are impacted by their weak balance sheets.

The Company will continue to focus on accretive growth through acquisitions. Going forward, we also expect to see the further positive results of our disciplined investment policy. We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model and invest in our Company.

The key points:

•	We will continue our dividend payout policy. The Board has declared a dividend of $0.30 per share for 1Q2011, up from $0.25 per share for 4Q2010.

•	Earnings per share in 1Q2011 were -$0.15 compared to -$0.27 in 4Q2010. Operating cash flow was $10.8m in 1Q2011 compared with $5.2m in 4Q2010.

•
The Nordic Harrier – previously Gulf Scandic - was redelivered to us in October 2010 and has thereafter been in drydock as it was not in a contractual condition on redelivery. Trading of the vessel in the spot tanker market began May 1, 2011.

•	In 1Q2011 the total off hire (out of service) was about 2 days for the entire trading fleet – an excellent performance.

•	We continue to retain focus on cost efficiency - both in the administration and onboard our vessels. The average daily operating costs per vessel were lower in 1Q2011 than the average for 2010.

[2]  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

•	The Company does not engage in any type of derivatives.

•	The piracy situation in the Gulf of Aden and in the Indian Ocean obviously concerns us. The Company is taking protective measures to safeguard crew and assets, and so far there have been no problems.

•	The spot suezmax tanker market has been soft so far this year. Going forward, rates may change quickly and unexpectedly.

Dividend Capacity

The Company will continue to keep a strong balance sheet with no or little net debt.

The Company is also in a good position to take advantage of strong shipping markets, which will quickly translate into increased dividend payouts. When the market is down we do not "cut" the dividend, we adjust it, depending upon the general spot market freight level for suezmax tankers.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels at different spot market rates and today's sharecount.

The above is based on 355 income days per vessel per year. The net debt would be about $7m per vessel with a cash break-even level of $11,300 per day per vessel for a 20 vessel fleet. The graph shows the substantial dividend capacity of NAT.

Prices for second hand tankers have softened.  Should this development continue, we shall be in a position to acquire further vessels inexpensively compared to historical levels. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that the dividend and earnings capacity per share increase.

When the freight market is above the cash break-even level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

R.S. Platou Economic Research a.s. reports that during seven of the last 11 years, up to the end of 1Q2011, tanker rates have averaged about $40,000 per day per vessel or more.  This is reflected in the graph shown later in this report. As a matter of policy the Company does not attempt to predict future spot rates.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies with high leverage. By having no or little net debt, NAT is better positioned to navigate the financial seas, as we believe this is in the best interests of our shareholders.
Our primary objective is to maximize total return[1] to our shareholders, including maximizing our quarterly cash dividend.

The Company is evaluating further acquisitions and will work to continue to strengthen its position compared with that of its competitors.

[1] Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

Financial Information

The Board has declared a dividend of $0.30 per share in respect of 1Q2011 to shareholders of record as of May 18, 2011 compared with $0.25 per share for 4Q2010. The average number of shares outstanding for the first quarter of 2011 was 46,898,782 – the same as a year ago.  The market capitalization of the Company stood at $1.05 billion as of May 6, 2011.  It is important to have a sizable market capitalization in order to provide for good liquidity in the NAT shares.

Earnings per share in 1Q2011 were -$0.15 per share compared to -$0.27 per share in 4Q2010. In 1Q2011 the general and administrative items include non-cash charges of $1.1m or $0.02 per share related to share based compensation (as communicated in our 4Q2010 report) and pension costs. The Company's operating cash flow[2] was $10.8 m for 1Q2011, compared to $5.2m for 4Q2010.

We consider our general and administrative costs per day per vessel to be at a low level. Following a further expansion of the fleet we expect that administrative costs for our fleet should not increase correspondingly. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. We focus particularly on cost synergies of operating a homogenous fleet of suezmaxes only.

At the time of this report, the Company has net debt of $5.2m for the whole fleet ($0.3m per vessel) and has a revolving credit facility of $500m of which $80m has been drawn. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  We believe the Company is an attractive borrower in the eyes of the banks.

Several publicly traded tanker companies may have to sell assets to reduce their debt while we are in a position to buy vessels.

The table below gives the annual dividend payments as well as quarterly dividend payments for the past 14 years – the dividends are essentially based on operating cashflow in the preceding quarter.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
1Q	0.40	0.32	0.34	1.41	0.36	0.63	1.15	1.62	1.88	1.00	0.50	0.87	0.25	0.25
2Q	0.41	0.35	0.45	1.19	0.34	1.27	1.70	1.15	1.58	1.24	1.18	0.88	0.60	0.30
3Q	0.32	0.35	0.67	0.72	0.33	0.78	0.88	0.84	1.07	1.17	1.60	0.50	0.60
4Q	0.30	0.36	1.10	0.55	0.32	0.37	1.11	0.60	1.32	0.40	1.61	0.10	0.25
Annual	1.43	1.38	2.56	3.87	1.35	3.05	4.84	4.21	5.85	3.81	4.89	2.35	1.70	0.55

As reported earlier, the Company did not take delivery of a newbuilding (Nordic Galaxy) in August 2010 as it was not in a deliverable condition. The arbitration process has begun and is now expected to be finished by the end of this year. The outcome of the arbitration will not affect the dividend going forward.

For further details on our financial position for 1Q2011, 4Q2010 and 1Q2010, please see later in this release.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and we believe that the Company is in compliance with these principles.

[2]  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

The Fleet

The Company has a fleet of 19 vessels including 2 newbuildings. By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.   At the end of 2011 the Company expects to have 19 vessels in operation. Please see the fleet list below. We expect that the expansion process will continue and that further vessels will be added to our fleet. The technical condition of our vessels is good.

Vessel	Dwt	Employment

Nordic Harrier	151,475	Spot from May 1, 2011
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Nordic Vega	163,000	Spot
Nordic Breeze	158,000	Delivery expected in 3Q2011
Nordic Zenith	158,000	Delivery expected in 4Q2011
Total	2,973,410

The Nordic Harrier (ex Gulf Scandic) was redelivered to the Company in October last year from the bareboat charterer and went directly into drydock for repairs.  The drydock period lasted until end of April 2011. Thereafter, the vessel has started trading in the spot tanker market. NAT has a claim against the bareboat charterer for the relevant docking and other costs that the bareboat charterer was obligated to cover under the bareboat charter.

We continue to focus on the technical quality of our fleet. Total off hire (out of service) for 1Q2011 was only 2 days for our trading fleet. The time out of service for the Nordic Harrier is excluded from the offhire calculation as the ship did not commence trading for our account until May 1, 2011.

World Economy and the Tanker Market

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. The outlook for the world economy has improved somewhat. However, seaborne imports of crude oil into the US are still at a fairly low level. There are indications that the US economy seems to be in a phase of a certain improvement, but there is still a long way to go.  Tanker market rates are also affected by newbuildings which enter the markets.  As a matter of policy the Company does not attempt to predict future spot rates.

NAT is in the Gemini Cooperative arrangement. Together with Teekay Corp. and Frontline Ltd. NAT is the largest participant in this cooperation. The average daily gross rate for our spot vessels was $18,000 per day during 1Q2011 compared with a gross rate of $15,100 per day during 4Q2010. In a low market vessels may be waiting to get a cargo while in a more robust market environment waiting days are minimized.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market, but these rates are in general a good indication of the level of the market.

The unrest in Libya is a worry. However, the tanker market is not necessarily affected negatively as the Libyan oil (exports are about 1.3 mill barrels a day) has to be replaced from elsewhere. If that additional oil comes from the Middle East instead of Libya, for example, it will need to be shipped a longer distance to reach consumers, creating additional demand for vessels above the net demand when the situation in Tripoli is normal. It is difficult to assess the impact of the tragedy in Japan. However, nuclear power may become less attractive, creating demand for other energy forms such as oil, gas and coal. In any analysis of the tanker industry, the direction of the global economy is always the biggest imponderable.

Strategy going forward

We believe that the operating model of the Company is working to the benefit of our shareholders. Transparency is very important for NAT.

The financial turmoil and depressed shipping markets provide attractive opportunities for expansion.

Our objective is to have a strategy that is flexible in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.  If the market is weaker, dividends will be lower. However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards, leading the way for even higher dividends when the market strengthens again.  In this way, the Company has covered both scenarios.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive risk adjusted cash yield over time compared with that of other tanker companies.

Our Company is well positioned. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate and transparent way.

 * * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000

				Twelve
	Three Months Ended			Months Ended
CONDENSED STATEMENTS OF OPERATION	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010	Dec. 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Net Voyage Revenue	25,531	20,465	41,762	126,416

Vessel Operating Expenses	(12,504)	(11,849)	(11,640)	(47,113)
General and Administrative Expenses	(3,596)*	(5,369)*	(4,738)*	(15,980)**
Depreciation Expenses	(16,004)	(15,699)	(15,189)	(62,545)
Operating Expenses	(32,104)	(32,917)	(31,567)	(125,638)
Net Operating Income	(6,573)	(12,452)	10,195	778

Interest Income	1	68	109	632
Interest Expense	(400)	(456)	(760)	(2,219)
Total Other Expenses	(399)	(388)	(651)	(1,587)
Net Income	(6,972)	(12,840)	9,544	(809)
Basic Earnings per Shares	(0.15)	(0.27)	0.21	(0.02)
Basic Weighted Average Number of Common Shares Outstanding	46,898,782	46,898,782	45,542,772	46,551,564
Common Shares Outstanding	46,898,782	46,898,782	46,898,782	46,898,782

*)	$1.1m, $1.9m and $3.0m respectively which are charges related to share based compensation and pension cost.
**)	The G&A for the twelve months ended Dec. 31, 2010 include non-cash charges of $ 5.3m which are charges related to share based compensation and pension cost.

CONSOLIDATED BALANCE	Mar. 31, 2011	Dec. 31, 2010
SHEETS	(unaudited)

Cash and Cash Equivalents	14,680	17,221
Accounts Receivable *	14,103	11,046
Prepaid Expenses and Other Current Assets	44,008	43,376
Vessels, Net	979,565	988,263
Other Non-current Assets	23,014	23,177
Total Assets	1,075,370	1,083,083

Accounts Payable	3,644	2,934
Accrued liabilities	8,187	4,060
Long-term Debt	80,000	75,000
Deferred Compensation Liability	9,079	8,134
Shareholders' Equity	974,460	992,955
Total Liablilities and Shareholders' Equity	1,075,370	1,083,083

			Twelve
CONDENSED STATEMENTS	Three Months Ended		Months Ended
OF CASH FLOWS	Mar. 31, 2011	Mar. 31, 2010	Dec. 31, 2010
	(unaudited)	(unaudited)

Net Cash Provided by Operating Activities	5,520	19,160	57,752

Investment in Vessels	(1,337)	(69,031)	(202,810)
Net cash Used in Investing Activitites	(1,337)	(69,031)	(202,810)

Proceeds from Issuance of Common Stock	0	136,534	136,510
Proceeds from Use of Credit Facility	5,000	0	225,000
Repayments on Credit Facility	0	0	(150,000)
Dividends Paid	(11,724)	(11,725)	(79,728)
Net Cash Provided by (Used in) Financing Activities	(6,724)	124,809	131,783

Net Increase (Decrease) in Cash and Cash Equivalents	(2,541)	74,938	(13,275)
Cash and Cash Equivalents at Beginning of Period	17,221	30,496	30,496
Cash and Cash Equivalents at End of Period	14,680	105,434	17,221

NORDIC AMERICAN TANKER SHIPPING LIMITED
Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

				Twelve
	Three Months Ended			Months Ended
	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010	Dec. 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Voyage Revenues	27,929	20,465	41,762	126,416
Voyage Expenses	(2,398)	0	0	0
Net Voyage Revenues (1)	25,531	20,465	41,762	126,416

	Three Months Ended
	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Net Operating Income	(6,372)	(12,452)	10,195
Depreciation Expense	16,004	15,699	15,189
Share Based Compensation and Pension Cost	1,146	1,935	3,028
Operating Cash Flow (2)	10,778	5,182	28,412

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tanker Shipping Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291